March 10, 2011

Yolanda Crittendon, Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Business Services

100 F Street, N.W.

Washington, D.C. 20549-3561

Re:      Investors Capital Holdings, Ltd.

Form 10-K for the Fiscal Year Ended March 31, 2010

Form 10-Q for the Fiscal Quarters Ended June 30, 2010

September 30, 2010 and December 31, 2010

            File No. 333-43664

Dear Ms. Crittendon:

Thank you for the Commission’s letter of February 28, 2011 detailing the Commission’s review of the above referenced filings of Investors Capital Holdings, Ltd. (together with its subsidiaries, the “Company”).  We also gratefully acknowledge your kind assistance, during Tuesday's telephone call, in helping to clarify our understanding of the written comments.

In regard to the Commission’s written comments, our responses are as follows:

1.      We will, in future filings, disclose in greater detail the general nature of the types of claims that constitute the majority of the accrued expenses related to legal fees and estimated probable settlement costs relating to our defense of various lawsuits.  In addition, we will continue to separately disclose information concerning material legal proceedings as described in Item 103 of Regulation S-K when such information is called for by the instructions to the particular form (e.g., Part I, Item 3, “Legal Proceedings” in Forms 10-K. and Part II, Item 1, “Legal Proceedings” in Forms 10-Q.

We will, in future filings, explain how we determine when a reserve related to a legal proceeding should be recognized pursuant to FASB ASC 450-20-25.

As an example of how we intend to implement the foregoing undertakings, we might have applied these undertakings with respect to our Form 10-Q for the fiscal quarter ended December 31, 2010 as follows:  (i) there would have been no change in our disclosures in Part II, Item 1, “Legal Proceedings” as there were no legal proceedings required to be disclosed as described in Item 103 of Regulation S-K, and (ii) we would have included, as part of Note 3 – “Litigation and Regulatory Matters” to the condensed consolidated financial statements, language similar to the following:

      “In the ordinary course of business, the Company and its subsidiaries are routinely defendants in or parties to pending and threatened legal actions and proceedings brought on behalf of various claimants, some of which seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities and other laws and may involve claims for substantial monetary damages asserted against the Company and its subsidiaries.  Also, the Company and its subsidiaries are subject to regulatory actions, information gathering requests, inquiries, investigations and formal administrative proceedings that may result in fines or otherwise have a material impact on the Company. ICC, as a duly registered broker/dealer and investment advisor, is subject to regulation by the SEC, FINRA and state securities regulators.

     “The Company maintains Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in the majority of cases the Company’s exposure is limited to $100,000 in any one case, subject to policy terms and conditions. The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company’s exposure is usually limited to a $350,000 deductible per case, subject to policy terms and conditions.

     “The Company recognizes a legal liability when Management believes it is probable that a liability has been incurred and the amount can reasonably be estimated. Conclusions as to the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with the Company’s General Counsel who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters.  Legal fees for defense costs are expensed as incurred and classified as professional services within the unaudited condensed consolidated statements of income.  As of December 31, 2010 and March 31, 2010, the Company had accrued expenses of approximately $1,500,000 and $765,000, respectively, related to legal fees and estimated probable settlement costs relating to the Company’s defense in various legal matters.  It is possible that some of these matters could require the Company to pay damages or make other payments or establish accruals in amounts that can not be estimated at this time and which could exceed those accrued as of December 31, 2010.

       “Key components of the December 31, 2010 accrual included (i) claims arising from alleged poor performance of customer investments in particular investments in real estate investment trusts and limted partnership programs that subsequently filed for bankruptcy during or since the recent global credit crisis and (ii) costs incurred in the settlement of state regulatory matters concerning sales practices regarding other investment products.”

We also intend to provide similar disclosures in Note 16 to the audited consolidated financial statements included in our Form 10-Ks, or a successor footnote.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is fully responsive to your comment letter.  Kindly direct any further communications regarding these matters to Kathleen Donnelly, CFO at 781.477.4781.

Respectfully submitted,

Timothy B. Murphy

President and Chief Executive Officer

CC: Cicely LaMothe, Senior Associate Chief Accountant, U.S. Securities and Exchange Commission